
February 24, 2012

<u>Via E-mail</u>
Mr. Shaoping Lu, Chief Executive Officer
Fifth Season International, Inc.
C-22, Shimao Plaza, 9 Fuhong Lu
Futian District, Shenzhen 518033
People's Republic of China

> **Re:** **Fifth Season International, Inc.**
> **Form 8-K**
> **Filed April 6, 2011**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2010**
> **Filed September 23, 2010**
> **File No. 000-53141**

Dear Mr. Shaoping Lu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director